Exhibit 99.1

TeliaSonera and Microsoft Sign MSN and Windows Live Services Agreement

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 14, 2006--TeliaSonera will be the first operator in the Nordic and Baltic countries to make MSN(R) Messenger and MSN(R) Hotmail - two of the world's most popular Internet communication services - available to over eleven million mobile customers in five countries.

TeliaSonera and Microsoft have signed a Global Content Agreement establishing Microsoft as a Premier Content Provider for TeliaSonera's mobile Internet portal SurfPort. SurfPort was launched in Denmark, Finland, Norway, Lithuania and Sweden during 2005.

Through the SurfPort mobile portal, TeliaSonera's users will have easy access to the mobile versions of the Microsoft communication services. MSN Hotmail and MSN Messenger will initially be offered and Windows Live Mail and Windows Live Messenger will follow.

The agreement will bring together TeliaSonera's over eleven million mobile subscribers with customers of MSN Hotmail - one of the world's largest web-based e-mail service with approximately 230 million active e-mail accounts - and MSN Messenger, the world's most used free instant messaging service with approximately 205 million customers worldwide.

"We are very pleased to have such a strong and established content provider as Microsoft for SurfPort. MSN Messenger and MSN Hotmail are very popular, especially among young people, and services like these and Microsoft's new Windows Live services encourage people to start using their mobile phones for more than just voice calls. We hope to have these services on SurfPort by this summer", says Anders Igel, CEO and President, TeliaSonera AB.

"MSN and TeliaSonera are working to enhance messaging between mobile phones and PCs to ultimately deliver a richer experience to customers." said Geoff Sutton, Regional General Manager for MSN EMEA. "By way of this agreement, we are expanding our customers' ability to make smart communication choices and connect instantly via email or IM to the people they care about most."

Through this agreement with Microsoft, TeliaSonera has established an alliance with another strong provider and brought a well-known brand to SurfPort as it continues its strategy to offer customers a rich communication experience.

The agreement sees TeliaSonera first offering MSN Messenger, as a seamless instant messaging service between PCs and mobile phones, and then the new Windows Live Messenger. Through this service, customers will be able to see if their contacts are online, exchange messages between MSN Messenger on a PC and mobile phone and vice versa. Through this partnership, both companies expect more frequent interaction between PC and mobile customers, resulting in more traffic.

MSN Messenger, MSN Hotmail, Windows Live Messenger, and Windows Live Mail will initially be offered free of charge, although the cost for mobile data traffic will be billed in accordance with the usual rate for each country.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki
Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: TeliaSonera
Press Office, +46 (0)8 713 58 30.